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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

Microcell Telecommunications Inc.
(Name of Subject Company)

Microcell Telecommunications Inc.
(Name of Person(s) Filing Statement)

Class A Restricted Voting Shares
Class B Non-Voting Shares, Warrants 2005 and Warrants 2008
(Titles of Classes of Securities)

59501T882, 59501T874, 59501T163, 59501T171
(CUSIP Numbers of Classes of Securities)

Jocelyn Côté, Esq.
Vice President, Legal Affairs
Microcell Telecommunications Inc.
800 de La Gauchetière Street West, Suite 4000
Montreal, Quebec, H5A 1K3
Canada
(514) 937-2121
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

David P. Falck, Esq. Pillsbury Winthrop LLP 1540 Broadway New York, NY 10036 (212) 858-1000	Marc B. Barbeau, Esq. Stikeman Elliott LLP 1155 Rene-Levesque Blvd. West Suite 4000 Montreal, Quebec H3B 3V2 Canada (514) 397-3000

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. [    ]

        This Amendment No. 2 hereby amends and restates the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed by Microcell Telecommunications Inc., a Canadian corporation (the "Company" or "Microcell") on May 20, 2004 (the "Initial Filing"), as amended and supplemented by the Solicitation/Recommendation Statement on Schedule 14D-9/A (Amendment No. 1) filed on May 27, 2004 (the "Amendment No. 1", and collectively with the Initial Filing, the "Schedule 14D-9") relating to the offer by TELUS Corporation (the "Offeror" or "TELUS"), a corporation incorporated under the Company Act (British Columbia) to purchase all of the outstanding Class A Restricted Voting Shares, Class B Non-Voting Shares, Warrants 2005 and Warrants 2008 of the Company (collectively, the "Securities") on the basis of $29.00 per Class A Restricted Voting Share, $29.00 per Class B Non-Voting Share, $9.67 per Warrant 2005 and $8.98 per Warrant 2008, in each case, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Tender Offer Statement on Schedule TO ("Schedule TO") filed by the Offeror with the Securities and Exchange Commission on May 17, 2004.

        Except as otherwise indicated herein, the information set for in the Schedule 14D-9 remains unchanged. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings given to such terms in the Company's Directors' Circular Recommending Rejection of the Offers by TELUS Corporation dated May 28, 2004 (the "Directors' Circular"), which was mailed to all holders of the Company's Securities on or about May 31, 2004. The Directors' Circular is being filed herewith as Exhibit (a)(1)(i) and is incorporated herein by reference.

        This statement also constitutes the Board's recommendation with respect to the TELUS Offers.

        In this Amendment No. 2, except where otherwise indicated, all references to "dollars" or "$" are to Canadian dollars.

Item 1. Subject Company Information

Name and Address.

        The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 relates is Microcell Telecommunications Inc., a Canadian corporation (the "Company" or "Microcell"). The principal executive offices of the Company are located at 800 de La Gauchetière Street West, Suite 4000, Montreal, Quebec, Canada H5A 1K3. The telephone number of the Company is (514) 937-2121.

Securities.

        The titles of the classes of equity securities to which this statement relates are the Class A Restricted Voting Shares (the "Class A Shares") and the Class B Non-Voting Shares (the "Class B Shares" and, collectively with the Class A Shares, together with the associated rights (the "Rights") issued pursuant to the Company's Shareholder Rights Plan dated as of May 1, 2003, the "Shares"), including Shares issuable upon the exercise of outstanding options, warrants or other conversion or exchange rights other than the Rights, as well as the Warrants 2005 and the Warrants 2008 (collectively, the "Warrants", and together with the Shares, the "Securities") of the Company. As of May 17, 2004, there were 199,325 Class A Restricted Voting Shares outstanding, 29,115,989 Class B Non-Voting Shares outstanding, 3,998,302 Warrants 2005 outstanding and 6,663,943 Warrants 2008 outstanding.

Item 2. Identity and Background of Filing Person

        Name and Address of Person filing this Statement.

        The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9 and is also the subject company, are set forth in Item 1 above.

        Tender Offer of the Offeror.

        This statement relates to a tender offer (the "TELUS Offers") by TELUS Corporation, a corporation incorporated under the Company Act (British Columbia) as disclosed in its Schedule TO.

        As described in the Schedule TO, the Offeror has offered to purchase all of the outstanding Shares, including any Shares which may become outstanding after the date of the TELUS Offers upon the exercise of outstanding options, warrants or other rights to purchase Shares and Warrants (other than the Rights), on the basis of $29.00 for each Class A Share, $29.00 for each Class B Share, $9.67 for each Warrant 2005 and $8.89 for each Warrant 2008, in each case, net to the seller in cash, without interest.

        As set forth in the Schedule TO, the Offeror maintains its registered office at Floor 21, 3777 Kingsway, Burnaby, British Columbia and its executive office at Floor 8, 555 Robson, Vancouver, British Columbia. The telephone number at its executive office is (604) 697-8044.

        With respect to all information described herein as contained in the TELUS Offers and the Schedule TO, including information regarding TELUS or its affiliates, officers or directors or actions or events with respect to any of them, the Company takes no responsibility for the accuracy or completeness of such information or for any failure by TELUS to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

        Except as set forth or incorporated by reference in this Item 3, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) the Company, its executive officers, directors or affiliates or (ii) the Offeror, its executive officers, directors or affiliates. The information set forth in the Directors' Circular under the captions "Background of TELUS Offers and Response of Microcell" (p. 6), "Shareholder Rights Plan and Other Provisions Relating to Shares" (p. 11), "Ownership of Securities by Directors and Senior Officers of Microcell" (p. 12), "Principal Holders of Securities" (p. 14), "Trading in Securities" (p. 14), "Issuances of Securities" (p. 17), "Ownership of Securities of TELUS" (p. 18), "Relationship Between TELUS and Directors and Senior Officers of Microcell" (p. 19) and "Arrangements Between Microcell and Its Directors and Senior Officers" (p. 19) is incorporated in this document by reference.

Item 4. The Solicitation or Recommendation

        Solicitation/Recommendation.

        The information set forth under the caption "Rejection Recommended" (p. 8) of the Directors' Circular is incorporated in this document by reference.

        Background of the Offer; Reasons for Recommendation.

        The information set forth under the captions "Background of TELUS Offers and Response of Microcell" (p. 6), "Reasons for Recommendation" (p. 8), "Alternatives to the Offer" (p. 9), "Competition Act and Timing" (p. 10) and "Opinions" (p. 28) of the Directors' Circular is incorporated in this document by reference.

        Intent to Tender.

        The information set forth under the caption "Intentions with Respect to the TELUS Offers" (p. 14) of the Directors' Circular is incorporated in this document by reference.

Item 5. Person/Assets Retained, Employed, Compensated or Used

        Except as set forth or incorporated by reference in this Item 5, neither Microcell nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to holders of the Company's Securities concerning the TELUS Offers.

        The information set forth under the caption "Engagement of Financial Advisors" (p. 20) of the Directors' Circular is incorporated in this document by reference.

Item 6. Interest in Securities of the Subject Company

        Except as set forth or incorporated by reference in this Item 6, no transactions in the Shares have been effected during the past sixty days by the Company or any subsidiary, executive officer or director of the Company or, to the knowledge of the Company, by any affiliate of the Company. The information set forth under the captions "Trading in Securities" (p. 14) and "Issuances of Securities" (p. 17) of the Directors' Circular is incorporated in this document by reference.

Item 7. Purposes of the Transaction and Plans or Proposals

        Except as indicated in Items 3 and 4 above, or as set forth under the caption "Engagement of Financial Advisors" (p. 20) of the Directors' Circular, which is incorporated in this document by reference, the Company is not engaged in any negotiation in response to the TELUS Offers which relates to or would result in (i) a tender offer for or other acquisition of securities of the Company by the Company, any subsidiary of the Company, or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) a material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

        The Company has been contacted by other parties that have indicated their interest in pursuing discussions that could result in competing bids or other transactions. The Company intends to hold discussions with the Offeror or any other interested parties that may emerge.

        Except as indicated in Items 3 and 4 above, or as set forth under the captions "Reasons for Recommendation — Competing Offers and Alternative Transactions" (p. 9) and "Alternatives to the Offer" (p. 9) of the Directors' Circular, which information is incorporated in this document by reference, there are no transactions, Board of Directors' resolutions, agreements in principle or signed contracts in response to the TELUS Offers that relate to or would result in one or more of the events referred to above.

Item 8. Additional Information

Forward-Looking Statements

        This Schedule 14D-9 contains forward-looking statements that are based on expectations and estimates. Forward-looking statements may be identified by the use of forward-looking terminology such as believe, intend, may, will, expect, estimate, anticipate, continue or similar terms, variations of those terms or the negative of those terms. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements contain potential risks and uncertainties, and actual results may therefore differ materially. Except for our ongoing obligations to disclose material information under the federal securities laws, we undertake no obligation to publicly update any forward-looking statements whether as a result of new information, future events or otherwise.

        Important factors that may affect these expectations include, but are not limited to: changes in the Canadian economy and in Canadian and U.S. capital markets; changes in competition in our markets; advances in telecommunications technology; changes in the telecommunications regulatory environment; pending and future litigation; availability of future financing; unanticipated changes in expected growth of the number of subscribers; radio emission concerns; exchange rate fluctuations; penetration and churn rates; the mix of products and services offered in our markets; whether competing bids or other transactions emerge; whether the conditions of any proposed transaction are met; and other factors discussed herein and those detailed from time to time in the Company's filings with the Securities and Exchange Commission. You should evaluate any statements in light of these important factors.

Item 9. Exhibits

        Item 9 is hereby amended and restated to include the following exhibits, which are attached as exhibits hereto.

EXHIBIT INDEX

Exhibit No.	Exhibit Name
(a)(1)(i)	Directors' Circular, dated May 28, 2004, including opinions of Financial Advisors dated May 19, 2004.
(a)(5)(i)*	Press Release issued by Microcell Telecommunications Inc. on May 13, 2004.
(a)(5)(ii)*	Press Release issued by Microcell Telecommunications Inc. on May 20, 2004.
(a)(5)(iii)*	Communication to employees of Microcell sent on May 25, 2004 by Alain Rhéaume, President and Chief Operating Officer of Microcell Solutions, Inc.
(a)(5)(iv)	Press Release issued by Microcell Telecommunications Inc. on May 31, 2004.
(e)	None.
(g)	None.

*
previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MICROCELL TELECOMMUNICATIONS INC.
Date: June 1, 2004
	By:	/s/ JACQUES LEDUC Name: Jacques Leduc Title: Chief Financial Officer and Treasurer

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EXHIBIT INDEX
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